NexGen Announces Expansion of High-Grade Subdomain at Patterson Corridor East (PCE) and Commencement of 2026 Exploration Program Totalling 45,500 Meters

PCE Expansion:

  Vertical extent of high-grade subdomain has increased by 23% from 335 m to 412 m with 210 m of strike length.
  Additional expansion of the mineralized footprint to 700 m vertical extent (from 600 m) and to 620 m strike length (from 600 m).
  Additional high-grade subdomain building at 850 m below surface, extending high-grade in this portion of the mineralization and opening it to further growth.

2026 Drilling Program Commencement:

  42,000 meters ("m") of diamond drilling at PCE in 2026 to be largest program conducted at the discovery to date building on the highly successful 2025 growth and results
  Inaugural drilling at NexGen's 100% owned SW3 property with 3,500 m to advance high-priority targets.

Vancouver, BC, January 15, 2026 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce the concluding holes of the 2025 PCE program and the commencement of the 2026 Exploration Program.

2025 PCE

Final drill holes of the 2025 PCE program delivered continued expansion of mineralization with high-grade growth and assessment of extents advancing significantly since the Company's last scintillometer report (see news release dated August 28, 2025). The primary high-grade subdomain grew to 412 m in vertical extent (increase of 77 m) and a strike length of 210 m. An additional high-grade subdomain is developing with hole RK-25-257 intersecting local off-scale (>61,000 cps) at the base of the currently outlined mineralized footprint, indicating significant expansion potential at depth (Figures 1-4, Table 1).

The overall mineralized footprint expanded to 620 m (increase of 20 m) of strike length and 700 m (increase of 100 m) of vertical extent, remaining open in most directions. Step out testing has provided critical information regarding extents of the system and opportunities for continued growth.

Internal continuity within the subdomain was most recently highlighted by RK-25-271 with 5.8 m of cumulative high-grade (>10,000 cps) and 0.8 m of off-scale (>61,000 cps) that increases the mineralized zone in the lower half of this subdomain (Figure 3, Table 1).  Hole RK-25-271 is located 65 m down-dip from hole RK-25-256 (see news release dated December 1, 2025) which returned 5.5 m at 21.4% U3O8, including 2.5 m at 46.1% U3O8 and 0.5 m at 74.8% U3O8.

The 2025 drilling program successfully completed 35,366.2 m, the largest reported in the Athabasca Basin in 2025. Since discovery (see news release date March 11, 2024), 102 drillholes totalling 69,042.2 m have been completed (Figure 1). A dual focused approach was taken in 2025 to both grow and define multiple high-grade subdomains as well as expand the overall mineralized footprint. To date, 67 of the 102 drill holes are mineralized, including 45 intersecting high-grade (>10,000 cps) and 17 intersecting off-scale (>61,000 cps).

Figure 1: Interpreted model of mineralization at PCE (as of this release); new holes emphasized by larger diameter pierce points and bold labels; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red; drillholes with pending assays are underlined, 32% of 2025 drillholes have fully received results (as of this release)

Figure 2: Comparison of mineralization at PCE over time with the model evolving based on new geological data; dimensions are measured from confirmed mineralized intercepts along strike and vertical extent; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 3: Core photo from RK-25-271 displays mineralization from 624.7 to 640.6 m down hole with abundant high-grade and several instances of off-scale in competent basement rock; yellow outlines >1,000 cps, red outlines >10,000 cps, >61,000 cps outlined in purple

NW
SE
RK-25-261
RK-25-246
RK-25-243
RK-25-254
RK-25-250
RK-24-223
Width up to 135 m
Dip Extent 450 m
RK-25-254c2
RK-25-241
RK-24-220
RK-24-215
RK-25-231
200 m
NexGen Energy Ltd.
LEGEND
Diamond Drill Hole
Collar
Trace
Mineralization
Uranium
Structure
Fault Zone
Shear Zone
Lithology
Overburden
Cretaceous
Devonian
Athabasca Supergroup
Unconformity
Mafic Dyke
Silicified Orthogneiss
Variable Orthogneiss
SCALE 1 : 2500
(m)
25 0 25 50 75 100
NAD83 / UTM zone 12N
NexGen Energy Ltd.
SW2 - PCE
Patterson Corridor East
Geological Cross-section (03+00)

Figure 4: Representative geological cross-section through high-grade subdomain looking northeast with confirmed dip extent of 450 m and width up to 135 m; uranium mineralization shown as red overlay; interpretation of features extending beyond drillholes aided by drilling information outside of cross-section width (25 m).

2026 Exploration Program Commencement

Advancement of PCE mineralization with 42,000 m of drilling (Figure 5):

Drilling activity will primarily focus on high-grade growth and the continued expansion of the mineralized footprint. At least eight (8), 200 m spaced tests will also investigate for repetition of basement-hosted mineralization within the same hydrothermal system approximately 600 m southeast of the PCE discovery.

Figure 5: Map of PCE with ground gravity in background, target areas are hosted within gravity low denoted by blue colours, interpreted faults are shown as black dashed lines; primary focus in the immediate vicinity of PCE mineralization with additional secondary investigation of local system

Regional drilling of 3,500 m at SW3 (Figure 6):

An inaugural, drill program will take place on the SW3 land package with regional greenfield testing of highly prospective target areas. This marks the first drilling on any SW3 mineral claims by NexGen and an exciting step in the direct investigation of geophysical anomalies identified. The SW3 package is one of the three core packages NexGen owns 100% of in the southwest Athabasca Basin and is situated 20 km southeast of the SW2 package which hosts the Rook I Project.

Figure 6: Map of SW3 with inset of overall NexGen land packages; 3,500 m will investigate highest priority target areas, outlined in red, in this greenfield setting

Leigh Curyer, Chief Executive Officer, commented: "We are extremely pleased with the 2025 outcomes from the 2025 drill program at PCE that delivered on our dual-purpose objectives of expanding the overall mineralized footprint and expand the high-grade subdomain within it. These results systematically outline mineralization that continues to deliver growth and strong continuity, characteristics synonymous with Arrow deposit 3.5 km west. The 2025 drill program has rapidly advanced this new discovery, while underscoring the tremendous prospectivity of NexGen's 100% owned dominant land holdings which is driving the expanded activity in 2026.  The 2026 program is designed to continue the dual track focus at PCE and in parallel, test for a repetition of PCE within the same system.  In addition, drilling for the first time at our SW3 property is a reflection of the south western section of the Athabasca Basin world class prospectivity.

At a pivotal moment for global energy security, nuclear power is being recognized as an indispensable pillar for reliable, clean, cost efficient energy. The NexGen team is laser focused on concluding the final Federal permitting and licensing for the Rook I Project and immediately advancing through construction into production whilst simultaneously advancing the exciting PCE discovery and other high priority targets.

Jason Craven, Vice President, Exploration, commented: "Last year's highly transitional and successful program positions NexGen to enter 2026 with an even deeper understanding of this broad and growing high-grade system. A multitude of targets remain to be tested as we continue to systematically advance PCE with a dual priority track of expanding both the high-grade subdomains as well as the overall mineralized system. The comprehensive 2026 program strategically positions all three land packages on an exciting path toward expansion of PCE as well as additional discoveries as NexGen works to sustainably supply the world with uranium in the face of mounting and persistent deficits."

Table 1: Spectrometer results since August 28, 2025 release

Drillhole				Unconformity Depth (m)	Handheld Spectrometer Results (RS-125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-25-254c2	275	-65	553.5	-	394.0	394.5	0.5	<500 - 530
					394.5	395.0	0.5	<500 - 510
					396.5	397.0	0.5	<500
					409.5	411.5	2.0	<500
					412.0	413.5	1.5	<500
					420.5	421.0	0.5	<500
					421.0	421.5	0.5	<500 - 900
					421.5	422.0	0.5	<500
					429.5	430.0	0.5	<500
					437.5	438.0	0.5	<500 - 710
					438.0	438.5	0.5	<500 - 530
					438.5	439.0	0.5	<500 - 6500
					439.0	439.5	0.5	<500 - 520
					439.5	440.0	0.5	1000 - 4900
					440.0	440.5	0.5	1000 - 12000
					440.5	441.0	0.5	<500 - 9000
					441.0	441.5	0.5	<500 - 1000
					441.5	442.0	0.5	<500
					442.0	442.5	0.5	<500
					442.5	443.0	0.5	<500
					446.0	446.5	0.5	<500 - 2000
					446.5	447.0	0.5	<500 - 800
					447.0	447.5	0.5	<500
					447.5	448.0	0.5	<500 - 1000
					448.0	448.5	0.5	<500
					448.5	449.0	0.5	<500 - 700
					449.0	449.5	0.5	<500 - 600
					449.5	450.0	0.5	<500 - 700
					450.5	451.0	0.5	<500
					451.0	451.5	0.5	<500 - 700
					451.5	452.0	0.5	<500 - 550
					452.0	452.5	0.5	<500
					452.5	453.0	0.5	<500 - 540
					453.0	453.5	0.5	<500
					453.5	454.0	0.5	<500 - 700
					454.0	454.5	0.5	<500
					457.0	457.5	0.5	<500
					481.5	482.0	0.5	<500 - 600
					482.0	482.5	0.5	<500 - 1300
					482.5	483.0	0.5	<500 - 510
					483.0	483.5	0.5	<500
					483.5	484.0	0.5	<500
					490.5	491.0	0.5	<500 - 1350
					491.0	491.5	0.5	<500
					491.5	492.0	0.5	<500
					492.0	492.5	0.5	<500
					492.5	493.0	0.5	<500

					493.0	493.5	0.5	<500 - 700
					493.5	494.0	0.5	<500
					495.5	496.0	0.5	<500
					496.0	496.5	0.5	<500 - 3600
					496.5	497.0	0.5	<500 - 2000
RK-25-255	4	-70	950.4	112.7	674.5	675.0	0.5	<500
					676.5	677.0	0.5	<500
					779.5	780.0	0.5	<500 - 770
					780.0	780.5	0.5	<500 - 1000
					780.5	781.0	0.5	<500 - 2900
					781.0	781.5	0.5	<500 - 4400
					781.5	782.0	0.5	<500 - 2400
					782.0	782.5	0.5	<500 - 550
					782.5	783.0	0.5	<500 - 1200
					785.5	786.0	0.5	<500 - 1000
					786.0	786.5	0.5	<500
					787.0	787.5	0.5	<500
					789.5	790.0	0.5	<500
					790.0	790.5	0.5	<500 - 1200
					790.5	792.5	2.0	<500
					792.5	793.0	0.5	<500 - 1000
					793.0	798.0	5.0	<500
					798.0	798.5	0.5	<500 - 1100
					799.5	800.0	0.5	<500 - 620
					800.5	801.0	0.5	<500
					804.0	804.5	0.5	<500
					805.0	805.5	0.5	1200 - 6700
					807.0	807.5	0.5	<500 - 5000
					807.5	807.7	0.2	10000 - 12000
					807.7	807.8	0.1	>61000
					807.8	808.0	0.2	<500 - 520
					808.0	808.5	0.5	<500 - 3900
					829.5	830.0	0.5	<500 - 520
					830.0	830.5	0.5	<500 - 590
					832.0	833.0	1.0	<500
					833.0	833.5	0.5	<500 - 560
					833.5	835.0	1.5	<500
					835.5	836.5	1.0	<500
					838.5	839.5	1.0	<500
					840.5	841.0	0.5	<500
					842.0	842.5	0.5	<500
					842.5	843.0	0.5	<500 - 990
					844.0	844.5	0.5	<500 - 940
					844.5	845.0	0.5	<500 - 1700
					845.0	845.5	0.5	<500 - 620
					845.5	846.5	1.0	<500
					847.5	848.0	0.5	<500 - 870
					848.0	848.5	0.5	<500
					851.5	852.0	0.5	<500 - 5300
					852.0	852.5	0.5	<500 - 18400
					885.5	886.0	0.5	<500
					886.0	886.5	0.5	<500 - 800
					886.5	887.0	0.5	<500 - 600
					889.0	889.5	0.5	<500 - 550
					889.8	890.1	0.3	6600 - 31000
					890.1	890.5	0.4	<500
RK-25-257	337	-68	1085.0	108.0	925.0	925.5	0.5	<500 - 4800
					925.5	926.0	0.5	<500 - 1180
					929.5	930.0	0.5	<500 - 840
					930.5	931.0	0.5	<500
					931.0	931.5	0.5	<500 - 510

938.0	938.5	0.5	<500 - 1180
940.5	941.0	0.5	520 - 760
941.0	941.5	0.5	600 - 1500
941.5	942.0	0.5	<500 - 1190
942.0	942.5	0.5	530 - 1300
942.5	943.0	0.5	700 - 5100
943.0	943.2	0.2	3000 - 33000
943.2	943.3	0.1	>61000
943.3	943.5	0.2	2000 - 28000
943.5	944.0	0.5	580 - 2000
944.0	944.5	0.5	500 - 1300
944.5	945.0	0.5	1700 - 2800
946.0	946.5	0.5	850 - 9000
948.0	948.2	0.2	17000 - 43000
948.2	948.4	0.2	>61000
948.4	948.5	0.1	4000 - 9000
948.5	949.0	0.5	1800 - 50000
949.0	949.5	0.5	660 - 7100
949.5	950.0	0.5	750 - 6900
950.0	950.5	0.5	13000 - 5100
950.5	951.0	0.5	<500 -540
951.0	951.5	0.5	700 - 18000
951.5	952.0	0.5	<500 -540
952.0	952.5	0.5	<500 - 1830
954.5	955.5	1.0	<500
955.5	956.0	0.5	<500 - 710
956.0	956.5	0.5	<500
956.5	957.0	0.5	<500 - 1090
957.0	957.5	0.5	<500 - 1030
958.5	959.0	0.5	<500 - 750
959.5	960.0	0.5	<500 - 900
960.0	960.5	0.5	<500 - 720
960.5	961.0	0.5	680 - 3280
961.0	961.5	0.5	<500 - 540
961.5	962.0	0.5	<500 - 1280
962.0	962.5	0.5	<500 - 1230
962.5	963.0	0.5	<500 - 680
963.0	963.5	0.5	<500 - 1200
963.5	964.5	1.0	<500
965.5	966.0	0.5	<500 - 860
966.0	966.5	0.5	<500
968.5	969.0	0.5	<500 - 1300
971.5	972.0	0.5	<500
990.5	993.0	2.5	<500
993.0	993.5	0.5	<500 - 830
993.5	994.0	0.5	1700 - 3200
994.0	994.5	0.5	1200 - 3100
994.5	995.0	0.5	1100 - 3290
995.0	995.5	0.5	2000 - 5300
995.5	996.0	0.5	4000 - 9100
996.0	996.5	0.5	<500 - 900
996.5	997.0	0.5	<500 - 7380
997.0	997.5	0.5	900 - 2200
997.5	998.0	0.5	2980 - 2340
998.0	998.5	0.5	<500
1005.0	1005.5	0.5	600 - 3700
1005.5	1006.0	0.5	<500 - 1100
1006.0	1006.5	0.5	<500 - 1600
1006.5	1007.0	0.5	<500
1007.0	1007.5	0.5	<500 - 1300
1007.5	1008.0	0.5	<500

					1009.5	1010.0	0.5	<500 - 3600
					1010.0	1012.0	2.0	<500
					1012.0	1012.5	0.5	<500 - 5000
					1012.5	1013.0	0.5	1000 - 7500
					1013.0	1013.5	0.5	790 - 10000
					1013.5	1014.0	0.5	1050 - 9000
					1014.0	1014.5	0.5	<500
					1017.5	1018.0	0.5	<500 - 1900
					1023.5	1024.0	0.5	<500 - 550
					1024.0	1024.5	0.5	<500 - 760
					1026.0	1026.5	0.5	<500
					1026.5	1027.0	0.5	<500 - 4250
					1027.0	1027.5	0.5	<500
					1027.5	1028.0	0.5	580 - 4690
					1028.0	1028.5	0.5	680 - 1390
					1028.5	1029.0	0.5	780 - 2230
					1029.0	1029.5	0.5	600 - 43000
					1030.5	1031.0	0.5	<500 - 11000
					1031.0	1031.5	0.5	<500 - 1090
					1032.0	1032.5	0.5	<500
					1032.5	1033.0	0.5	<500 - 29000
					1033.0	1033.5	0.5	<500 - 5750
					1033.5	1034.0	0.5	<500 - 1500
					1035.5	1036.0	0.5	<500
					1036.0	1036.5	0.5	<500 - 1500
					1036.5	1037.0	0.5	<500
RK-25-257c1	337	-68	1139.0	-	964.0	966.0	2.0	<500
					1037.0	1037.5	0.5	<500
					1039.5	1040.0	0.5	<500 -700
					1040.0	1040.5	0.5	<500 - 650
					1040.5	1041.0	0.5	<500 - 750
					1041.0	1041.5	0.5	<500 - 530
					1041.5	1042.0	0.5	<500 - 620
					1042.0	1042.5	0.5	<500
					1044.0	1044.5	0.5	<500 - 690
					1044.5	1045.0	0.5	<500 - 700
					1048.5	1049.0	0.5	<500
					1094.5	1095.0	0.5	<500
RK-25-257c2	337	-68	1104.0	-	997.5	998.0	0.5	<500
					998.5	999.0	0.5	<500
					1000.5	1001.5	1.0	<500
					1036.5	1037.0	0.5	<500 - 1300
RK-25-258	278	-67	249.0	117.8	No significant intersections
RK-25-258c1	278	-67	687.0	-	499.0	499.5	0.5	<500
					500.0	500.5	0.5	<500 - 2800
					500.5	501.0	0.5	<500 -900
					501.0	501.5	0.5	<500 - 1700
					501.5	502.0	0.5	<500
					502.5	503.5	1.0	<500
					506.5	507.0	0.5	<500
					507.0	507.5	0.5	<500 - 720
					507.5	508.0	0.5	<500 - 620
					508.0	508.5	0.5	<500 - 870
					508.5	509.0	0.5	<500
					514.0	514.5	0.5	<500
					519.5	520.0	0.5	<500
					520.0	520.5	0.5	<500 - 1300
					520.5	521.0	0.5	<500 - 2300
					521.0	521.5	0.5	<500 - 900
					521.5	522.0	0.5	<500
					534.5	535.0	0.5	<500

					535.5	537.5	2.0	<500
					538.0	538.5	0.5	<500
					538.5	539.0	0.5	<500 - 1300
					539.0	539.5	0.5	<500
					545.0	546.0	1.0	<500
					546.0	546.5	0.5	<500 - 1000
					546.5	547.0	0.5	<500
					549.0	551.0	2.0	<500
					551.0	551.5	0.5	<500 - 2800
					551.5	552.0	0.5	<500
					552.0	552.5	0.5	<500 - 3300
					552.5	553.0	0.5	3000 - 36000
					553.0	553.5	0.5	1300 - 17000
					553.5	554.0	0.5	2500 - 14000
					554.0	554.5	0.5	550 - 2300
					554.5	555.0	0.5	<500 - 1000
					555.0	555.5	0.5	600 - 2000
					557.0	557.5	0.5	<500
					557.5	558.0	0.5	<500 - 760
					558.0	558.5	0.5	1000 - 3600
					558.5	559.0	0.5	3200 - 26000
					559.0	559.5	0.5	9000 - 30000
					559.5	560.0	0.5	5500 - 12000
					560.0	560.5	0.5	600 - 3800
					560.5	561.0	0.5	2000 - 6500
					561.0	561.5	0.5	1500 - 3800
					561.5	562.0	0.5	700 - 1700
					562.0	562.5	0.5	<500 - 1500
					562.5	563.0	0.5	1000 - 2500
					563.0	563.5	0.5	<500 - 2100
					563.5	564.0	0.5	<500 - 700
					564.0	564.5	0.5	<500
					564.5	565.0	0.5	<500 - 1000
					565.0	565.5	0.5	<500
					565.5	566.0	0.5	<500 - 530
					566.0	566.2	0.2	500 - 3500
					566.2	566.4	0.2	>61000
					566.4	566.5	0.1	900 - 10000
					566.5	567.0	0.5	<500
					573.5	574.0	0.5	<500
					574.5	575.0	0.5	<500
					629.0	629.5	0.5	<500 - 950
					629.5	630.0	0.5	<500 - 550
					630.0	630.5	0.5	<500
					631.5	633.0	1.5	<500
					633.0	633.5	0.5	<500 - 1200
					633.5	634.0	0.5	<500 - 1300
					634.0	634.5	0.5	<500 - 630
					635.0	636.0	1.0	<500
					642.0	642.5	0.5	<500
RK-25-258c2	278	-67	667.0	-	552.5	553.0	0.5	<500
					572.5	573.0	0.5	<500 - 820
					573.0	573.5	0.5	<500 - 1800
					574.0	574.5	0.5	<500 - 580
					574.5	575.0	0.5	<500 - 1100
					575.5	576.0	0.5	<500 - 5800
					576.0	576.5	0.5	500 - 3500
					576.5	577.0	0.5	800 - 2800
					577.0	577.5	0.5	1000 - 8500
					577.5	578.0	0.5	1400 - 8000
					578.0	578.5	0.5	1400 - 9800

					578.5	579.0	0.5	1000 - 30000
					579.0	579.5	0.5	<500 - 37000
					579.5	580.0	0.5	750 - 2400
					580.0	580.5	0.5	2100 - 4200
					580.5	581.0	0.5	<500 - 19000
					582.5	583.0	0.5	<500
					584.0	584.5	0.5	<500
					584.5	585.0	0.5	<500 - 2350
					585.0	585.5	0.5	500 - 5300
					585.5	586.0	0.5	<500 - 2500
					586.0	586.5	0.5	900 - 7000
					586.5	587.0	0.5	<500 - 4100
					587.0	587.5	0.5	500 - 27000
					587.5	588.0	0.5	<500 - 1100
					588.0	589.0	1.0	<500
					589.5	590.0	0.5	<500
					591.0	591.5	0.5	<500
					592.0	592.5	0.5	<500 - 2500
					592.5	593.0	0.5	<500 - 600
					594.0	594.5	0.5	<500 - 750
					594.5	595.0	0.5	<500 - 770
					595.0	595.5	0.5	<500
					598.0	598.5	0.5	<500
					598.5	599.0	0.5	<500 - 520
					601.0	601.5	0.5	<500
					602.0	602.5	0.5	<500
					603.5	605.5	2.0	<500
					605.5	606.0	0.5	<500 - 1500
					606.0	606.5	0.5	<500 - 700
					606.5	607.0	0.5	<500 - 3000
					607.0	607.5	0.5	900 - 2800
					607.5	608.0	0.5	<500
					608.0	608.5	0.5	<500 - 1800
					608.5	609.0	0.5	<500 - 510
					609.0	609.5	0.5	<500 - 1800
					618.5	619.0	0.5	<500 - 520
					619.5	624.0	4.5	<500
					629.0	629.5	0.5	<500 - 750
					629.5	630.0	0.5	<500
					630.0	630.5	0.5	<500 - 1300
					638.5	639.0	0.5	<500
RK-25-259	280	-68	609.0	118.7	461.0	461.5	0.5	<500
					461.5	462.0	0.5	<500 - 1000
					462.0	463.0	1.0	<500
					463.0	463.5	0.5	<500 - 1300
					463.5	464.0	0.5	<500 - 1200
					464.0	464.5	0.5	<500 - 1000
					464.5	465.0	0.5	<500
					465.5	466.0	0.5	<500 - 700
					471.0	471.5	0.5	<500
					471.5	472.0	0.5	<500 - 1100
					472.0	472.5	0.5	<500
					472.5	473.0	0.5	<500 - 510
					473.0	473.5	0.5	<500 - 750
					473.5	474.0	0.5	<500
					474.0	474.5	0.5	<500 - 720
					474.5	475.0	0.5	600 - 3300
					475.0	475.5	0.5	930 - 20000
					475.5	476.0	0.5	<500 - 800
					477.0	477.5	0.5	<500
					491.0	491.5	0.5	<500

					522.0	522.5	0.5	<500
					522.5	523.0	0.5	<500 - 1300
					523.0	523.5	0.5	<500 - 510
					523.5	524.5	1.0	<500
					532.5	533.0	0.5	<500
					536.5	537.0	0.5	<500 - 1900
					537.0	537.5	0.5	<500 - 22000
					596.0	596.5	0.5	<500
					596.5	597.0	0.5	<500 - 520
RK-25-260	277	-72	879.0	111.0	612.0	612.5	0.5	<500 - 520
					614.0	614.5	0.5	<500 - 1690
RK-25-261	275	-70	456.0	-	272.0	273.0	1.0	<500
					281.0	281.5	0.5	<500
					282.0	283.0	1.0	<500
					283.5	284.0	0.5	<500
					284.0	285.0	1.0	<500 - 2000
					286.0	286.5	0.5	<500
					288.0	288.5	0.5	<500
					290.5	291.0	0.5	<500
					301.0	302.0	1.0	<500
					308.0	308.5	0.5	<500
					309.5	310.0	0.5	<500 - 600
					310.0	312.0	2.0	<500
					314.5	315.0	0.5	<500
					322.0	324.5	2.5	<500
					324.5	325.0	0.5	<500 - 700
					325.0	325.5	0.5	<500 - 850
					325.5	326.0	0.5	<500 - 540
					326.0	326.5	0.5	<500 - 540
					326.5	327.0	0.5	<500
					327.0	327.5	0.5	<500 - 1300
					327.5	328.0	0.5	700 - 16000
					328.0	328.5	0.5	900 - 2800
					328.5	329.0	0.5	<500 - 600
					329.0	330.5	1.5	<500
					330.5	331.0	0.5	1000 - 3700
					331.0	331.5	0.5	<500 - 1900
					331.5	332.0	0.5	<500
					332.5	333.0	0.5	<500
					333.0	333.5	0.5	<500 - 650
					333.5	334.0	0.5	600 - 1000
					334.0	334.5	0.5	<500
					340.0	340.5	0.5	<500 - 640
					340.5	341.0	0.5	<500 - 1100
					341.0	341.5	0.5	<500 - 1400
					341.5	342.0	0.5	<500 - 640
					361.5	362.0	0.5	<500
RK-25-262	280	-70	567.0	119.6	417.0	417.5	0.5	<500 - 560
					423.5	424.0	0.5	<500
					426.5	427.0	0.5	<500
					433.5	434.0	0.5	<500 - 580
					435.0	435.5	0.5	<500 - 1400
					435.5	436.0	0.5	<500 - 650
					436.0	436.5	0.5	<500
					438.0	438.5	0.5	<500
					442.5	443.0	0.5	<500 - 700
					452.5	453.0	0.5	<500 - 2200
					455.0	455.5	0.5	<500
					458.5	459.0	0.5	<500 - 330
					459.0	459.5	0.5	<500 - 640
					463.5	464.0	0.5	<500 - 1800

					464.0	464.5	0.5	<500 - 5200
					464.5	465.0	0.5	<500 - 630
					466.0	466.5	0.5	<500
					466.5	467.0	0.5	<500 - 1500
					470.5	471.0	0.5	<500
					490.0	490.5	0.5	<500 - 860
					491.0	491.5	0.5	<500 - 650
					491.5	492.0	0.5	<500 - 620
					492.0	492.5	0.5	<500 - 730
					492.5	493.0	0.5	<500 - 600
					493.5	494.0	0.5	<500 - 540
					494.0	494.5	0.5	<500 - 610
					494.5	495.0	0.5	<500 - 3300
					495.0	495.5	0.5	<500 - 2100
					511.0	511.5	0.5	<500
					511.5	512.0	0.5	<500 - 1000
					512.0	512.5	0.5	<500
RK-25-263	275	-70	474.0	-	308.5	309.0	0.5	<500
					311.5	312.0	0.5	<500 - 1100
					312.0	312.5	0.5	<500 - 850
					312.5	313.0	0.5	<500
					313.0	313.5	0.5	<500 - 950
					313.5	314.0	0.5	<500
					314.5	315.0	0.5	<500 - 850
					320.5	321.0	0.5	<500
					356.5	357.5	1.0	<500
					413.0	414.0	1.0	<500
RK-25-264	265	-70	390.0	123.8	255.0	256.5	1.5	<500
					257.5	258.0	0.5	<500
					263.0	264.5	1.5	<500
					265.5	267.5	2.0	<500
					325.5	326.5	1.0	<500
RK-25-210c1	310	-70	894.0	-	794.0	794.5	0.5	<500
					795.0	796.0	1.0	<500
					801.5	802.0	0.5	1800 - 35000
					802.0	802.5	0.5	1100 - 15000
					802.5	803.0	0.5	<500 - 850
					803.0	803.5	0.5	<500 - 3500
					803.5	804.5	1.0	<500
					804.5	805.0	0.5	<500 - 1300
					805.0	805.5	0.5	<500 - 1100
					805.5	806.0	0.5	<500 - 720
					806.0	806.5	0.5	<500 - 850
					811.0	811.5	0.5	<500 - 1250
					811.5	812.0	0.5	<500 -1600
					812.5	813.0	0.5	<500 - 580
					813.0	813.5	0.5	<500 - 2200
					813.5	814.0	0.5	<500 - 2100
					814.5	815.0	0.5	<500 - 750
					817.5	818.0	0.5	<500 - 3150
					819.0	819.5	0.5	<500
					819.5	820.0	0.5	<500 - 3350
					820.0	820.5	0.5	<500 - 2100
					820.5	821.0	0.5	<500 - 2750
					821.0	821.5	0.5	<500 - 11000
					821.5	822.0	0.5	<500 - 4500
					824.0	824.5	0.5	<500 - 600
					824.5	825.0	0.5	<500 - 1350
					855.5	856.0	0.5	<500
					857.0	857.5	0.5	<500
RK-25-265	270	-68	627.0	119.2	488.0	488.5	0.5	<500

					511.5	512.0	0.5	<500
					512.0	512.5	0.5	<500 - 530
					512.5	513.0	0.5	<500 -1620
					515.5	516.0	0.5	<500
RK-25-210c2	310	-70	909.0	-	811.0	811.5	0.5	<500
					811.5	812.0	0.5	1100 - 6200
					812.0	812.5	0.5	<500 - 520
					812.5	813.0	0.5	<500
					813.0	813.5	0.5	<500 - 620
					814.5	815.0	0.5	630 - 7000
					816.5	817.0	0.5	<500 - 1200
					817.0	817.5	0.5	<500 - 1100
					819.0	819.5	0.5	<500 - 600
					821.5	822.0	0.5	<500 - 1200
					822.0	822.5	0.5	3000 - 20000
					822.5	823.0	0.5	<500 - 6000
					823.0	823.5	0.5	1000 - 5000
					823.5	824.0	0.5	600 - 2400
					824.0	825.0	1.0	<500
					841.0	841.5	0.5	<500
					841.5	842.0	0.5	<500 - 1000
					844.5	845.0	0.5	<500
					852.5	853.0	0.5	<500 - 780
					868.5	869.0	0.5	<500 - 520
					887.5	888.0	0.5	<500
					888.0	888.5	0.5	<500 - 1000
RK-25-266	275	-67	543.0	122.9	431.5	432.0	0.5	<500
					432.0	432.5	0.5	<500 - 6200
					432.5	433.0	0.5	<500 - 900
					433.0	433.5	0.5	<500 - 690
RK-25-267	274	-68	528.0	126.3	468.0	468.5	0.5	<500 - 900
					470.5	471.0	0.5	<500
					474.0	474.5	0.5	<500
					488.5	489.0	0.5	<500
RK-25-268	280	-60	429.0	135.3	246.0	246.5	0.5	<500
					248.0	248.5	0.5	<500
					248.5	249.0	0.5	<500
					249.0	249.5	0.5	<500
					250.0	250.5	0.5	<500 - 650
					250.5	251.0	0.5	<500
					251.0	252.0	1.0	<500
					252.0	252.5	0.5	<500 - 1500
					253.5	254.0	0.5	<500
					254.0	254.5	0.5	<500 - 630
					254.5	255.0	0.5	530 - 1000
					255.0	255.5	0.5	650 - 1530
					255.5	256.0	0.5	<500
					256.0	256.5	0.5	<500 - 650
					256.5	257.0	0.5	<500 - 1000
					257.0	257.5	0.5	<500 - 900
					257.5	258.0	0.5	<500
					258.5	259.0	0.5	<500
					259.0	259.5	0.5	<500 - 1900
					260.0	260.5	0.5	<500 - 600
					260.5	261.0	0.5	<500 - 900
					261.5	262.0	0.5	<500 - 610
					262.5	263.5	1.0	<500
					263.5	264.0	0.5	<500 - 900
					272.5	273.0	0.5	<500
					275.0	275.5	0.5	<500
					276.0	276.5	0.5	<500 - 550

					276.5	277.0	0.5	<500
					277.5	278.0	0.5	<500
					280.5	281.0	0.5	<500
					285.0	285.5	0.5	<500
					288.5	289.0	0.5	<500
					289.0	289.5	0.5	<500 - 550
					289.5	290.0	0.5	<500 - 2000
					290.5	291.0	0.5	<500
					293.0	293.5	0.5	<500 - 2550
					293.5	294.0	0.5	<500 - 700
					294.0	294.5	0.5	<500
					295.5	296.0	0.5	<500
					301.0	301.5	0.5	<500
					305.5	306.0	0.5	<500 - 550
RK-25-269	298	-68	820.0	108.9	671.0	671.5	0.5	<500 - 850
					703.0	703.5	0.5	<500 - 1820
					709.5	710.0	0.5	<500 - 980
					717.5	718.0	0.5	<500 - 700
					718.0	718.5	0.5	<500 - 5700
					724.5	725.0	0.5	<500 - 1800
					727.5	728.0	0.5	<500 - 1380
					731.5	732.0	0.5	1500 - 7600
					732.0	732.5	0.5	1900 - 7600
					732.5	733.0	0.5	500 - 890
					733.0	733.5	0.5	<500 - 1890
					733.5	734.0	0.5	900 - 2500
					734.0	734.5	0.5	800 - 1260
					734.5	735.0	0.5	<500 - 1480
					735.5	736.0	0.5	<500
					736.5	737.0	0.5	<500 - 520
					737.0	737.5	0.5	<500 - 590
					738.0	738.5	0.5	<500 - 2300
					738.5	739.0	0.5	<500 - 540
					744.0	745.0	1.0	<500
					745.0	745.5	0.5	<500 - 1300
					745.5	746.0	0.5	3010 - 3700
					746.0	746.5	0.5	<500 - 1200
					746.5	747.0	0.5	<500 - 7000
					747.0	747.5	0.5	750 - 18000
					747.5	748.0	0.5	<500 - 840
					748.0	748.5	0.5	<500 - 640
					748.5	749.0	0.5	770 - 2490
					749.0	749.5	0.5	880 - 1380
					749.5	750.0	0.5	<500 - 6600
					750.0	750.5	0.5	<500 - 4430
					751.5	752.0	0.5	<500
					753.0	753.5	0.5	<500 - 680
					755.5	756.0	0.5	<500 - 2100
					757.5	758.0	0.5	650 - 1200
					758.0	758.5	0.5	900 - 34000
					758.5	759.0	0.5	2600 - 25000
					759.0	759.5	0.5	600 - 2700
					759.5	760.0	0.5	<500
					760.0	760.5	0.5	<500 - 820
					760.5	762.0	1.5	<500
					762.0	762.5	0.5	<500 - 3800
					762.5	763.0	0.5	500 - 3200
					763.0	763.5	0.5	<500 - 790
					763.5	764.0	0.5	<500 - 1700
					764.0	764.5	0.5	<500
					765.0	765.5	0.5	<500

					765.5	766.0	0.5	<500 - 520
					769.5	770.0	0.5	<500 - 1100
					770.0	770.5	0.5	<500 - 1800
					771.0	771.5	0.5	<500 - 970
					771.5	772.0	0.5	<500 - 2400
					772.0	772.5	0.5	<500 - 5800
					772.5	773.0	0.5	<500 - 790
					773.5	774.0	0.5	<500 - 2800
					775.5	776.0	0.5	<500
					776.5	777.0	0.5	<500 - 530
					777.0	777.5	0.5	700 - 1170
RK-25-270	290	-65	420.0	134.7	No significant intersections
RK-25-271	275	-75	744.0	115.0	587.0	587.5	0.5	<500
					587.5	588.0	0.5	<500 - 730
					596.0	596.5	0.5	<500
					596.5	597.0	0.5	<500 - 1300
					597.0	598.0	1.0	<500
					598.0	598.5	0.5	<500 - 600
					600.0	600.5	0.5	<500
					603.0	603.5	0.5	<500
					610.0	610.5	0.5	<500 - 520
					610.5	611.0	0.5	<500 - 10000
					611.0	611.5	0.5	<500 - 1000
					612.0	612.5	0.5	<500
					612.5	613.0	0.5	<500 - 800
					613.0	613.5	0.5	<500 - 610
					613.5	614.0	0.5	<500
					614.0	614.5	0.5	<500 - 4100
					614.5	615.0	0.5	1500 - 6100
					615.0	615.5	0.5	1400 - 4700
					615.5	616.0	0.5	<500
					617.5	618.0	0.5	<500 - 740
					618.0	618.5	0.5	<500 - 3300
					618.5	619.0	0.5	<500
					620.0	621.0	1.0	<500
					621.0	621.5	0.5	<500 - 630
					621.5	622.0	0.5	<500 - 1600
					622.0	622.5	0.5	760 - 2100
					622.5	623.0	0.5	800 - 2800
					623.0	624.5	1.5	<500
					624.5	625.0	0.5	540 - 3100
					625.0	625.5	0.5	1700 - 9100
					625.5	626.0	0.5	1100 - 3300
					626.0	626.5	0.5	<500 - 1700
					626.5	627.0	0.5	<500 - 1000
					627.0	627.5	0.5	<500 - 1400
					627.5	628.0	0.5	520 - 2600
					628.0	628.5	0.5	730 - 17500
					628.5	629.0	0.5	<500 - 3200
					629.0	629.5	0.5	<500 - 600
					629.5	630.0	0.5	520 - 7600
					630.0	630.5	0.5	720 - 39000
					630.5	631.0	0.5	800 - 5700
					631.0	631.5	0.5	570 - 8100
					631.5	632.0	0.5	<500 - 2200
					632.0	632.1	0.1	>61000
					632.1	632.5	0.4	<500 - 55000
					632.5	633.0	0.5	<500
					633.0	633.5	0.5	<500 - 55200
					633.5	634.0	0.5	1400 - 25400
					634.0	634.2	0.2	24000 - 50500

					634.2	634.3	0.1	>61000
					634.3	634.5	0.2	21000 - 51500
					634.5	634.7	0.2	>61000
					634.7	635.0	0.3	3400 - 47500
					635.0	635.2	0.2	>61000
					635.2	635.5	0.3	2100 - 53500
					635.5	636.0	0.5	<500 - 810
					636.0	637.0	1.0	<500
					637.0	637.4	0.4	<500 - 4200
					637.4	637.5	0.1	>61000
					637.5	637.7	0.2	<500 - 1100
					637.7	637.8	0.1	>61000
					637.8	638.0	0.2	<500 - 700
					638.5	639.0	0.5	<500
					639.0	639.5	0.5	<500 - 1850
					639.5	640.0	0.5	2000 - 17500
					640.0	640.5	0.5	550 - 11000
					642.5	643.0	0.5	<500
					643.0	643.5	0.5	<500 - 1100
					643.5	644.0	0.5	<500
					647.5	648.0	0.5	<500
					648.0	648.5	0.5	<500 - 670
					649.5	650.0	0.5	750 - 12000
					650.0	650.5	0.5	<500 - 860
					650.5	652.0	1.5	<500
					652.0	652.5	0.5	<500 - 1090
					653.0	653.5	0.5	<500 - 600
					659.0	659.5	0.5	<500
					663.5	664.0	0.5	<500
					664.0	664.5	0.5	<500 - 5410
					664.5	665.0	0.5	<500 - 690
					675.0	675.5	0.5	<500 - 670
					676.0	677.0	1.0	<500
					677.5	678.0	0.5	<500 - 600
					681.0	681.5	0.5	<500
					697.0	697.5	0.5	<500 - 1000
					705.5	706.0	0.5	<500 - 1300
					723.5	724.5	1.0	<500
RK-25-272	270	-70	685.1	119.3	511.0	511.5	0.5	<500
					511.5	512.0	0.5	<500 - 800
					512.0	512.5	0.5	<500 - 1500
					512.5	513.0	0.5	<500
					521.0	522.5	1.5	<500
					522.5	523.0	0.5	<500 - 590
					523.0	523.5	0.5	<500 - 890
					523.5	524.0	0.5	580 - 7200
					524.0	524.5	0.5	<500
					524.5	525.0	0.5	<500 - 1100
					525.0	526.0	1.0	<500
					530.0	530.5	0.5	<500
					530.5	531.0	0.5	<500 - 1300
					531.0	531.5	0.5	<500 - 800
					531.5	532.0	0.5	<500 -700
					532.0	532.5	0.5	<500 - 1500
					532.5	533.0	0.5	500 - 15000
					533.0	533.5	0.5	<500 - 600
					533.5	534.0	0.5	800 - 23000
					534.0	534.5	0.5	<500 - 600
					534.5	535.0	0.5	<500 - 600
					535.0	535.5	0.5	600 - 5000
					535.5	536.0	0.5	1000 - 5000

536.0	536.5	0.5	600 - 2000
536.5	537.0	0.5	<500
539.5	540.0	0.5	<500
540.0	540.5	0.5	<500 - 630
540.5	541.0	0.5	<500
541.0	541.5	0.5	<500 - 580
541.5	542.5	1.0	<500
544.5	545.0	0.5	<500
545.5	548.0	2.5	<500
548.0	548.5	0.5	510 - 1700
548.5	549.0	0.5	640 - 1300
549.0	549.5	0.5	<500 - 3500
549.5	550.0	0.5	<500
550.0	550.5	0.5	630 - 5900
550.5	551.0	0.5	900 - 13000
551.0	551.5	0.5	<500 - 2100
552.5	553.0	0.5	<500 - 800
553.0	553.5	0.5	500 - 3800
553.5	554.0	0.5	<500 - 2800
554.0	554.5	0.5	1100 -7400
556.0	556.5	0.5	<500 - 1100
556.5	557.0	0.5	<500 - 2380
557.0	557.5	0.5	900 - 13800
557.5	558.0	0.5	1900 - 43000
558.0	558.5	0.5	4000 - 11900
558.5	559.0	0.5	<500 - 4600
559.0	559.5	0.5	<500 - 1500
559.5	560.0	0.5	<500 - 880
560.0	560.5	0.5	<500 - 1090
560.5	561.0	0.5	<500
561.0	561.5	0.5	<500 - 690
561.5	562.0	0.5	<500 - 1120
562.0	562.5	0.5	<500 - 580
562.5	563.0	0.5	<500 - 4000
563.0	563.2	0.2	>61000
563.2	563.5	0.3	<500 - 5300
563.5	564.0	0.5	<500
569.5	570.0	0.5	<500 - 870
570.0	570.5	0.5	<500 - 1200
570.5	571.0	0.5	<500 - 650
571.0	571.5	0.5	<500 - 590
571.5	572.0	0.5	2200 - 10000
572.0	572.5	0.5	<500 - 2900
572.5	573.0	0.5	<500 - 3700
573.0	574.0	1.0	<500
574.0	574.5	0.5	<500 - 1770
576.0	576.5	0.5	<500 - 6800
576.5	577.0	0.5	<500 - 4600
577.0	577.5	0.5	<500 - 10100
577.5	578.0	0.5	<500 - 590
578.0	578.5	0.5	<500
582.5	583.0	0.5	<500
584.0	584.5	0.5	<500 - 690
584.5	585.0	0.5	<500
586.5	587.0	0.5	<500
598.0	598.5	0.5	<500

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  "Off-scale" refers to >61,000 cps (counts per second) readings by gamma spectrometer type RS-125.
  "Anomalous" means >500 cps readings by gamma spectrometer type RS-120.
  Where "CPS Range" is <500 cps, this refers to local low radioactivity within the overall interval.

  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedarplus.ca and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.